UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant contains the registrant’s unaudited condensed consolidated financial statements for the 6-month period ended June 30, 2015, including selected note disclosures relating to the changes in the registrant’s financial position and performance during such period.

The information contained in this Form 6-K is incorporated by reference into the registration statement on Form S-8 (number 333-199486) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Foamix Pharmaceuticals Ltd. Unaudited Condensed Consolidated Financial Statements for the period ending on June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer

Date: October 19, 2015